Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

March 21, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Morris

RE:	Stellar Acquisition III Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2016

CIK No. 0001665300

Dear Mr. Morris:

On behalf of Steller Acquisition III Inc. (“we” or the “Company”), we hereby respond to the letter dated March 10, 2016 from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 12, 2016. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Draft Registration Statement on Form S-1, to be filed substantially contemporaneously with the submission of this letter.

Prospectus Summary, page 1

1.	Please ensure that the information that you highlight regarding your management in the summary and elsewhere in your document is balanced, with equally prominent explanation of any management experience with unsuccessful transactions, or transactions or entities that generated losses for investors. Also, if you do not intend to represent to investors that the registrant will achieve the results of management’s prior activities that you highlight in your summary, please ensure that summary makes clear the purpose of highlighting those activities and does not suggest that the registrant will achieve those results.

The Company has revised the disclosure on pages 2 and 64 to make clear the purpose of highlighting management’s prior activities (i.e., prior SPAC experience) and that such disclosure does not suggest that the Company will achieve those results. The Company notes that the disclosure regarding the transaction in which certain members of its management team were involved does not include information regarding the performance of these transactions, and the Company does not believe that disclosure of these transactions, as revised, presents an unbalanced view of their experience.

Initial Business Combination, page 2

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been provided to potential investors as of the date of this letter. We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials.

March 21, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Redemption of warrants, page 7

3.	Your disclosure that you will not redeem the warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. It is unclear how the warrants may be exercised on the cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company’s shares of common stock are at the time of any exercise of a warrant listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, then states would be preempted from applying registration and qualification requirements of blue sky laws to such an exercise. In such a case, the shares underlying the warrants may be issued upon exercise of the warrants either pursuant to an effective and current registration statement or pursuant to the exemption in Section 3(a)(9) of the Securities Act. If the Company’s shares of common stock are not at the time of any exercise of a warrant listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the warrant agreement provides that the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, in which case the shares of common stock issued upon exercise of the warrants would be “covered securities” under Section 18(b)(4)(D) of the Securities Act. If the Company does not elect at the time of exercise to require a holder of public warrants who exercises public warrants to exercise such public warrants on a “cashless basis,” it agrees to use its best efforts to register or qualify for sale the shares of common stock issuable upon exercise of the public warrants under the blue sky laws of the state of residence in those states in which the warrants were initially offered by the Company to the extent an exemption is not available. Subject to compliance with this agreement, the Company may redeem the warrants even if it is unable to register or qualify the underlying securities for sale under all state securities laws. In response to the Staff’s comment, the Company has clarified the disclosure on pages 6, 7, 8, 30, 41 and 104.

Proceeds to be held in trust account, page 10.

4.	Please briefly highlight how “the requirements of law and stock exchange rules” could require that funds held in the trust be released other than to fund working capital and to pay taxes. In this regard, if interest is not sufficient to fund working capital and pay taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

The Company has revised the disclosure on page 11 to clarify that only the requirements of law and regulation could require that funds held in the trust be released other than interest to pay taxes or working capital expenses. If interest is not sufficient to pay taxes or working capital expenses, the Company would use any funds held outside the trust account to fulfill its obligations. While it is not possible at present to determine every circumstance when a law or regulation may apply to a particular set of facts in the future, and the Company believes there is a low risk that any such law or regulation would require the Company to release funds held in the trust (other than interest) to pay the Company’s obligations (as opposed to using funds outside the trust account), the Company believes it is appropriate to include the caveat that law or regulation could potentially require such release.

March 21, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Release of funds in trust account on closing of our initial business combination, page 17

5.	We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders. In this regard, we note your disclosure in the second bullet point on page 11 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

The Company has revised the disclosure on pages 16 to state that the funds in the trust account that will be used to pay redeeming shareholders will be released to the trustee to pay those shareholders, and not released to the Company.

Risk Factors, page 21

6.	We note your disclosure beginning on page 116 regarding what the tax consequences “should” be, your disclosure on page 117 that the treatment “is not entirely clear,” your disclosure on page 118 regarding a tax consequence that is “unclear,” and your disclosure on page 120 regarding tax consequences that are “not clear under current tax law.” Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequence that are subject to uncertainty.

The Company has added a risk factor on page 44 of the prospectus to explain the tax uncertainties related to an investment in the Company’s securities. The Company respectfully submits that where a tax uncertainty is disclosed (e.g., page 120 with respect to the cashless exercise of a warrant), the Company has disclosed the material alternative.

7.	Please add a risk factor to highlight the risk of enforceability of civil liabilities mentioned on page 125.

The Company has revised the risk factor on page 45 entitled “After our initial business combination, it is likely that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights,” to highlight the risk of enforceability of civil liabilities mentioned on page 125.

We may issue additional common or preferred shares, page 32

8.	We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the carryover risk factor at the top on page 39.

The Company has revised the disclosure on pages 32 and 33 to clarify that these provisions may be eliminated by a vote of shareholders.

The provisions of our amended and restated articles of incorporation, page 38

9.	If provisions governing pre-initial-business-combination activities affecting investors of the offered securities are contained in agreements that may be amended without shareholder approval, please add a separate risk factor to explain that risk. For example, we note agreements regarding indemnification of the trust, waiver of redemption rights, participation in liquidation distributions from the trust, and transfer restrictions.

The Company has added a risk factor on page 40 to explain this risk.

March 21, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Use of Proceeds, page 51

10.	Please reconcile the penultimate paragraph of this section with the second full risk factor on page 24. These disclosures appear to provide different circumstances in which the public shareholders will have rights to the funds in the trust, and both disclosures say that there are no other circumstances in which any such right occurs.

The Company has revised the disclosure on pages 54 and 79 to include the third circumstance in which the public shareholder will have rights to the funds in the trust account (i.e., in connection with the redemption of any public shares properly tendered in connection with a shareholder vote to amend the amended and restated articles of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete its initial business combination within 24 months from the closing of the initial public offering).

Capitalization, page 57

11.	We note that your "As Adjusted" capitalization reflects deferred underwriting commissions of $2,000,000. Please explain to us how the deferred underwriting is calculated and explain how this amount is factually supportable. Please reconcile the deferred underwriting commission disclosed on page 57 to the "underwriting commissions" of $1,625,000 used in your use of proceeds table on page 51.

Please note that the Underwriting Agreement to be entered into by and between the Company and the underwriters in connection with this offering will provide that (i) the Company shall pay underwriting commissions in the amount of $1,625,000 for the sale of 8,000,000 units in the offering and (ii) the underwriters will be entitled to deferred commissions in the amount of $2,000,000 (or up to $2,300,000 if the underwriters’ over-allotment option is exercised in full), payable upon the consummation of the Company’s initial business combination. The Company has revised the disclosure on page 58 to clarify this point.

Status as a Public Company, page 65

12.	Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to “the traditional public offering.” For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target’s analyses?

The Company has revised the disclosure on page 66 to balance such disclosure.

Receipt of interest on escrowed funds, page 81

13.	Please reconcile your disclosure in this section with the statement in the first full paragraph on page 11 regarding withdrawal of interest for working capital requirements.

The Company has revised the disclosure on page 82 to clarify that the Company may withdraw interest to fund its working capital requirements.

March 21, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Management, page 86

14.	Please disclose the dates during which your directors held the roles that you disclose in your prospectus. For example, we note the disclosure in the penultimate sentence of the second and fourth paragraphs on page 87 concerning Mr. Argyros and Ms. Bacha, respectively.

The Company has revised the disclosure on page 88 to disclose such dates.

15.	Please expand the disclosure on page 87 concerning Mr. Argyros to disclose when he was a member of the board of directors of Nautilus Machine. In this regard, we note your brief reference on page 88 to his “Board tenure at Nautilus Marine Acquisition Corp.”

The Company has revised the disclosure on page 88 to disclose such information.

16.	Please tell us the criteria used to determine the recipient of the award mentioned in the fourth paragraph on page 87, whether the recipient provided any consideration for the award, and whether others also received the award for the year disclosed.

The Lloyd’s List Greek Shipping Awards are organized by Lloyd’s List, the international maritime newspaper established in 1734. The awards are held annually to recognize and reward achievement and meritorious activity in the Greek shipping industry as well as to promote Greece’s status as a maritime center. The award ceremony is the largest such event in Greece attended by more than 1000 persons. There are several categories, including but not limited to the following: Shipping Financier of the Year, Shipping Personality of the Year, Shipping Dealmaker of the Year, Lifetime Achievement Award. Winners are chosen by an independent panel of judges representing a broad cross-section of the Greek shipping industry, kept secret and presented in a large ceremony. No consideration may be paid by award candidates in connection with the granting of such awards. No other individuals received such award for the year disclosed.

Limitation on Liability and Indemnification, page 94

17.	Please clarify whether funds in the trust could be used to satisfy (1) any indemnification obligations to your officers and directors described here or (2) your indemnification obligations to your transfer and warrant agent mentioned on page 107.

The Company has revised the disclosure on pages 95, 108 and II-2 to clarify that the funds in the trust cannot be used to satisfy indemnification obligations to the Company’s officers, directors or transfer and warrant agent.

Certain Relationships and Related Party Transactions, page 98

18.	Please identify the related parties who loaned an aggregate of $250,000 to cover expenses related to the offering and who will purchase in the private placement.

The Company has revised the disclosure on page 99 to identify such parties.

March 21, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Warrants, page 103

19.	Please revise the disclosure to explain the purpose and effect of "Black-Scholes value" exercise price reduction mentioned in the last sentence of the third full paragraph on page 105.

The Company has revised the disclosure on page 107 to explain that the purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

Private Placement Warrants, page 106

20.	Please reconcile the second sentence of this section with the second paragraph of this section. Ensure that the differences between the warrants are clear and consistent throughout your prospectus.

The Company has revised the disclosure on page 107 to clarify the differences between the private placement warrants and the warrants being sold as part of the units in the offering.

Note on Enforceability of Civil Liabilities, page 125

21.	Please disclose the basis for the disclosure in the first sentence of the last paragraph on page 125.

The Company has revised the disclosure on page 126 to state that such disclosure is based on management’s understanding.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Stuart Neuhauser, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP